Exhibit 99.1

Talend Appoints Adam Meister as Chief Financial Officer

REDWOOD CITY, Calif. — September 6, 2018 - Talend (Nasdaq: TLND), a global leader in cloud data integration solutions, today announced it has appointed Adam Meister, former Managing Director at Goldman Sachs, as Chief Financial Officer, effective September 17, 2018. Meister brings to Talend significant financial and capital markets experience including an extensive background in corporate finance, strategy, and a deep knowledge of the software industry. The appointment comes amidst significant growth for Talend with record revenue for the second quarter and 39 percent* year-over-year growth. Meister will be responsible for directing the company’s finance organization and helping to shepherd the company through its continued growth and global expansion.

“I’m thrilled to welcome Adam Meister to Talend as CFO,” said Mike Tuchen, CEO of Talend. “We’re at a pivotal juncture in our history; we’re seeing an unprecedented number of companies ready to move to the cloud, a trend that’s fueling our momentum with large enterprise customers. Having worked with Adam during our IPO, we look forward to bringing Adam’s in-depth knowledge of the software industry and strong capital markets expertise to Talend full-time as we continue to strengthen our competitive position and operational efficiency.”

Meister most recently served as a Managing Director in the Technology, Media and Telecom Investment Banking Group at Goldman Sachs where he focused on advising and leading transaction execution for software clients. Prior to Goldman Sachs, he was a Vice President in the Technology, Media and Telecom Investment Banking Group at J.P. Morgan. He also served in various roles at Visa, Deutsche Bank and the Federal Reserve Bank of St. Louis.

“This is a tremendous time to join Talend,” said Adam Meister, CFO, Talend. “Data management is being reinvented and Talend, purpose-built for modern cloud platforms and advanced analytics use cases, is the next generation leader. I’m looking forward to being part of a very talented leadership team and putting my skills to work to help support continued market innovation and company growth.”

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*The growth rate includes the benefit from the adoption of IFRS 15 which was adopted by the company on January 1, 2018

About Talend

Talend (Nasdaq: TLND), a leader in cloud data integration solutions, liberates data from legacy infrastructure and puts more of the right data to work for your business, faster. Talend Cloud delivers a single platform for data integration across public, private, and hybrid cloud, as well as on-premises environments, and enables greater collaboration between IT and business teams. Combined with an open, native, and extensible architecture for rapidly embracing market innovations, Talend allows you to cost-effectively meet the demands of ever-increasing data volumes, users, and use cases.

Over 1,500 global enterprise customers have chosen Talend to put their data to work including GE, HP Inc., and Domino’s. Talend has been recognized as a leader in its field by leading analyst firms and industry publications including Forbes, InfoWorld, and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

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Investor Contact:

The Blueshirt Group for Talend

Lisa Laukkanen or Lauren Sloane, 415-217-2632

ir@talend.com

Media Contact:

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
408-674-1238